June 3, 2013

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

To Whom It May Concern:

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on June 3, 2013, to be filed by our former client, Converted Organics, Inc. (now known as Finjan Holdings, Inc.). We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

Moody, Famiglietti & Andronico, LLP